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                             July 9, 2020

       Barry Labinger
       Chief Executive Officer
       Checkmate Pharmaceuticals, Inc.
       245 Main Street, 2nd Floor
       Cambridge, MA 02142

                                                        Re: Checkmate
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 23,
2020
                                                            CIK No. 0001651431

       Dear Mr. Labinger:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Form S-1 submitted June 23, 2020

       Prospectus Summary, page 1

   1. We note your revisions in response to prior comment 1. Please further revise to eliminate the references that
remain throughout the document, such as the "generally manageable safety profile we have
observed to date" on page 2 and similar reference on page 3,
                                                        "robust anti-tumor
activity" on pages 3 and 102, and "maintaining a continued acceptable safety profile of
CMP-001" on pages 34 and 88.
   2. We note your response to prior comment 2 and that you do not intend to rely upon the comparisons to other
studies that evaluated neoadjuvant PD-1 blockade as a monotherapy
 Barry Labinger
Checkmate Pharmaceuticals, Inc.
July 9, 2020
Page 2
      or in combination with ipilimumab to support marketing approval of CMP-001. In light of this fact, and the fact that it remains unclear whether there were significant variables between your studies and those against which you are drawing the comparisons, we continue to object to your statement that studies of your candidate "compare favorably"
      with the other studies. We will not object if you include disclosure in your Business section stating the results from the other studies, but please revise to remove the comparison.
        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                         Sincerely,
FirstName LastNameBarry Labinger
                                                         Division of
Corporation Finance
Comapany NameCheckmate Pharmaceuticals, Inc.
                                                         Office of Life
Sciences
July 9, 2020 Page 2
cc:       Ben Marsh
FirstName LastName